Exhibit 99.1

The Hague, March 7, 2007

AEGON announces expiration of tender offer for Clark, Inc. shares

AUSA Holding Company (AUSA), an AEGON company, announced the expiration of its tender offer to purchase all the outstanding shares of Clark, Inc. (NYSE: CLK) common stock at USD17.21 per share. The tender offer expired at 5:00 p.m. New York time on Tuesday, March 6, 2007. Based on preliminary information provided by the depositary, as described in more detail below, the shares tendered, together with the shares already owned by AUSA, represent in excess of 90% of the outstanding shares of Clark, Inc., thereby enabling AUSA to effect a “short-form” merger with Clark, Inc. under Delaware law. AUSA intends to complete this short-form merger as soon as practicable.

Stockholders whose shares were validly tendered and not properly withdrawn prior to the expiration of the offer will promptly receive the offer price of USD17.21 per share in cash. Based on preliminary information, Computershare Trust Company, N.A., the depositary for the offer, has advised AUSA that 14,543,849 shares were validly tendered and not withdrawn prior to the expiration of the offer, including approximately 1,449,608 shares tendered by notice of guaranteed delivery. The tendered shares, together with the shares already owned by AUSA, represent approximately 94% of the shares of Clark, Inc. common stock currently outstanding. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer. Pursuant to the merger to take effect in the next few days, any shares of Clark, Inc. not purchased in the tender offer will be converted into the right to receive USD17.21 per share in cash.

AUSA Holding Company is a subsidiary of AEGON USA, Inc., which is a wholly owned subsidiary of AEGON N.V., a multi-national insurance organization headquartered in The Hague, the Netherlands.

Questions regarding the tender offer should be directed to the information agent, Georgeson Shareholder Communications Inc., at (212) 440-9800 or toll free at (866) 425-7972.

This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy the common stock of Clark, Inc. is only being made pursuant to the offer to purchase and related materials that AUSA Holding Company and AUSA Merger Sub, Inc. initially filed with the Securities and Exchange Commission on December 13, 2006, as amended. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Clark shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

ABOUT CLARK, INC.

Founded in 1967, Clark Consulting specializes in designing innovative executive compensation programs that attract, retain, motivate and reward executives, directors and employees. Clark Consulting provides leading edge advice on the design, financing, and plan administration of benefit programs. With more than 3,800 corporate, banking and healthcare clients, the Company’s mission is helping companies keep their best people.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com